FORM 18-K/A

AMENDMENT NO. 3
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2002

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Amount as to which
	registration is	Names of exchanges on
Title of Issues	effective	which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Edmundo González Herrera
Financial Representative — New York Office
Banco Nacional de Comercio Exterior, S.N.C.
375 Park Avenue, Suite 1905
New York, New York 10152

Copies to:

Wanda J. Olson
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006

*The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the United Mexican States on Form 18-K for the year ended December 31, 2002 comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1:	Form of Sub-Authorization Certificate and Supplemental Sub-Authorization Certificate for U.S. $793,267,000 of 5.875% Global Notes due 2014, including the form of the Notes

Exhibit 2:	Form of Sub-Authorization Certificate and Supplemental Sub-Authorization Certificate for U.S. $2,056,822,000 of 7.500% Global Notes due 2033, including the form of the Notes

Exhibit 3:	Dealer Managers Agreement, dated April 15, 2004, between the United Mexican States and the Dealer Managers

Exhibit 4:	Opinion of Cleary, Gottlieb, Steen & Hamilton with respect to U.S. $793,267,000 of 5.875% Global Notes due 2014 and U.S $2,056,822,000 of 7.500% Global Notes due 2033

     This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURE PAGE
EXHIBIT INDEX
FORM OF CERTIFICATES
FORM OF CERTIFICATES
DEALER MANAGERS AGREEMENT
OPINION OF CLEARY, GOTTLIEB, STEEN & HAMILTON

SIGNATURE PAGE

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the United Mexican States, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mexico, Federal District, Mexico on the 10th day of May, 2004.

By:	/s/ Andrés Conesa Labastida
Andrés Conesa Labastida
Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit

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EXHIBIT INDEX

Exhibit 1:	Form of Sub-Authorization Certificate and Supplemental Sub-Authorization Certificate for U.S. $793,267,000 of 5.875% Global Notes due 2014, including the form of the Notes

Exhibit 2:	Form of Sub-Authorization Certificate and Supplemental Sub-Authorization Certificate for U.S. $2,056,822,000 of 7.500% Global Notes due 2033, including the form of the Notes

Exhibit 3:	Dealer Managers Agreement, dated April 15, 2004, between the United Mexican States and the Dealer Managers

Exhibit 4:	Opinion of Cleary, Gottlieb, Steen & Hamilton with respect to U.S. $793,267,000 of 5.875% Global Notes due 2014 and U.S. $2,056,822,000 of 7.500% Global Notes due 2033

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